ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND

1633 Broadway

New York, NY 10019

June 22, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Mark Cowan

Re:	AllianzGI Convertible & Income 2024 Target Term Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 811-23241 and 333-216945)

Dear Mr. Cowan:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:00 a.m. on Tuesday, June 27, 2017, or as soon thereafter as practicable.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

ALLIANZGI CONVERTIBLE & INCOME 2024 TARGET TERM FUND

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

Wells Fargo Securities, LLC

550 South Tyron Street

Charlotte, North Carolina 28202

June 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mark Cowan, Esq.

AllianzGI Convertible & Income 2024 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-216945; 811-23241

Dear Mr. Cowan,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of AllianzGI Convertible & Income 2024 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on June 27, 2017, or as soon thereafter as practicable.

Sincerely,

Wells Fargo Securities, LLC

As Representative of the several Underwriters

By:	/s/ Jerry Raio
Name:	Jerry Raio
Title:	Managing Director